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Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715

April 20, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

    Re:
    Accuride Corporation
    Registration Statement on Form S-1
    File No. 333-121944

Ladies and Gentlemen:

        In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-121944) (the "Registration Statement") of Accuride Corporation (the "Registrant"). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Washington, D.C. time, on April 21, 2005, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Mark Roeder, by facsimile to (650) 463-2600.

        The Company acknowledges the following:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to call Mr. Roeder at (650) 463-3043 if you have any questions regarding this request.

Very truly yours, /s/ David K. Armstrong David K. Armstrong Senior Vice President/General Counsel and Corporate Secretary

April 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
Accuride Corporation
Common Stock
File No. 333-121944, Form S-1

Dear Sirs:

        In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 21, 2005 at 2:00 p.m. or as soon as practicable thereafter.

        Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

  (i)
  Date of Preliminary Prospectus: April 1, 2005

  (ii)
  Dates of distribution: April 1, 2005—April 7, 2005

  (iii)
  Number of prospective underwriters: 8

  (iv)
  Number of prospectuses distributed under (iii) above: approximately 27,500

  (v)
  Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,
Citigroup Global Markets Inc.
/s/ JOHN C. COCCHIARELLA John C. Cocchiarella Vice President and Associate General Counsel

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Accuride Corporation 7140 Office Circle Evansville, Indiana 47715